UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated August 11, 2009, reporting the results for the three months ended June 30, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNING RELEASE

Top Image Systems Reports Continues Success in
Second Quarter of 2009

– Second quarter revenues of $5.6 million and operating profit of $396 thousands
– Conference call today at 09:00 am ET to discuss results

Tel Aviv, Israel – August 11, 2009 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the second quarter, ended June 30, 2009.

Results Highlights

–	Positive net cash flow, coming in at over $750 thousand in the quarter
–	Non-GAAP operating income reached $396 thousand in the quarter
–	Six months revenues reached $11.8M and non-GAAP operating profit reached $799 thousand
–	Strong focus on eFLOW based software sales and tight control over expenses lead to non-GAAP operating margin of 7%andgross margin of 58%
–	Non-GAAP earnings per share of $0.031
–	Strong performance in Continental Europe
–	Sales pipeline is diversified with increased portion of larger deal including governmental business

Second Quarter 2009 Results

Revenues for the second quarter of 2009 reached $5.6 million. This represents a decrease of 9% compared with the first quarter of 2009.

Non-GAAP operating income for the second quarter of 2009 reached $0.4 million compared with a non-GAAP operating income of $0.4 million for the second quarter of 2008 and a non-GAAP operating income of $0.4 million for the first quarter of 2009.

Non-GAAP net income for the second quarter of 2009 totaled $0.3 million, compared to a non-GAAP net loss of $0.2 million in the second quarter of 2008 and to a non-GAAP net income of $0.2 million in the first quarter of 2009.

Non-GAAP earnings per share in the second quarter of 2009 was $0.031, compared with non-GAAP loss per share of $0.025 in the second quarter of 2008 and a non-GAAP earnings per share of $0.024 in the prior quarter.

Net loss, on a GAAP basis, for the second quarter of 2009 totaled $1.7 million, compared to a net loss of $1.2 million in the second quarter of 2008 and to a net loss of $1.4 million in the first quarter of 2009.

Net income, on a GAAP basis, in the quarter was negatively impacted by the financial expenses in the quarter, which amounted to $2.0 million, compared with financial expenses of $1.5 million in the second quarter of 2008 and financial expenses of $1.7 million in the prior quarter.

It is important to note that since the beginning of 2008, the Company adopted Financial Accounting Standard Board Statement no. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). Therefore, the Company’s debenture is currently accounted for its fair value. This fair value is based on a base debenture market price and also depends on the exchange rate between the Israeli Shekel and US Dollar. These values change on a daily basis, are not under the control of the Company and are unrelated to the operating performance of the Company.

The Company experienced a high level of financing expenses in the quarter due to the increase in the fair value of the debentures. This was due to the substantial increase in the traded market value of the debentures.

This financial charge is a non-cash expense in nature and has no effect on operating income.

Management comment

“We are pleased to announce another strong set of quarterly results with strong cash collection, high margins and operating profit,” commented Dr. Ido Schechter, CEO of Top Image Systems. “We are also pleased with our overall revenue levels that were particularly driven by strong performance in Europe.”

Dr. Schechter concluded, “Despite the continued uncertainty in the global markets, we remain cautiously optimistic. Our pipeline remains stable and strong, and we are targeting bigger scale and more secure deals including large Governmental and population census projects as well as projects for banks and financial organizations that are looking to cut costs and expand service offering. I believe that we have successfully navigated the current environment in order to maintain and build on our market leadership, utilizing on our strategic accounts and growing pipeline. I believe 2009 will be an excellent year for TIS, and we are looking forward for long-term profitable growth beyond that.”

Conference Call

The Company will be holding a conference call today, August 11, 2009, at 9:00am EDT (6:00am Pacific Time, 4:00pm Israel Time) to review the second quarter 2009 financial results and other corporate events.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

The call will also be broadcast live, and can be accessed through a link on Top Image Systems’ website at: www.topimagesystems.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2008	June 30, 2009
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	5,777	2,555
Restricted cash	1,231	755
Short term deposits	722	961
Marketable securities	630	630
Trade receivables and unbilled customers, net	6,469	6,453
Other account receivables and prepaid expenses	1,081	1,160

Total current assets	15,910	12,514

Long term assets:
Severance pay funds	856	877
Long-term deposits and long-term asset	194	231
Property and equipment, net	672	579
Investment in affiliates	861	629
Intangible assets, net	336	181
Goodwill	5,813	6,007

Total long-term assets	8,732	8,504

Total assets	24,642	21,018

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	3,342	699
Current maturity of convertible debenture	1,155	1,794
Trade payables	1,124	708
Deferred revenues	975	1,447
Accrued expenses and accounts payable	3,284	2,760

Total current liabilities	9,880	7,408

Long-term liabilities:
Convertible debentures	3,464	5,383
Accrued severance pay	1,196	1,226

Total long-term liabilities	4,660	6,609

Total liabilities	14,540	14,017

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Additional paid-in capital	31,137	31,142
Accumulated other comprehensive income	(692)	(718)
Accumulated deficit	(20,441)	(23,521)

Total shareholders' equity	10,102	7,001

Total liabilities and shareholders' equity	24,642	21,018

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2009	2008	2009
	In thousands US$, except per share data

Revenues
Product sales	4,001	2,528	9,169	5,393
Service revenues	4,224	3,094	8,269	6,374

Total revenues	8,225	5,622	17,438	11,767

Cost of revenues
Product costs	1,133	408	3,344	861
Service costs	2,283	1,931	4,662	4,106

Total cost of revenues	3,416	2,339	8,006	4,967

Gross profit	4,809	3,283	9,432	6,800

Expenses

Research and development costs, net	460	354	837	744
Selling and marketing	2,370	1,601	4,771	3,285
General and administrative	1,583	1,018	2,874	2,147

	4,413	2,973	8,482	6,176

Operating profit (loss)	396	310	950	624

Financing income (expenses), net	(1,496)	(2,016)	(716)	(3,669)

Income (loss) before taxes on income	(1,100)	(1,706)	234	(3,045)

Taxes on Income	(16)	-	(37)	(3)

Other income (expenses)	-	-	-	(7)

Discontinue Operation	(109)	-	(234)	13

Equity profit (loss) of invest in affiliates	(29)	-	100	(38)

Net income (loss) for the period	(1,254)	(1,706)	63	(3,080)

Earning per Share
Basic

Income (loss) from continuing operations	(0.128)	(0.183)	(0.128)	(0.332)
Income (loss) from discontinuing operations	(0.012)	-	(0.026)	0.001

Net Income (loss) per share - basic	(0.140)	(0.183)	(0.154)	(0.331)

Weighted average number of shares used in computation
of basic net income (loss) per share	8,927,308	9,325,638	8,918,223	9,318,971

Diluted

Income (loss) from continuing operations	(0.099)	(0.183)	(0.085)	(0.332)
Income (loss) from discontinuing operations	(0.012)	-	(0.026)	0.001

Net Income (loss) per share - Diluted	(0.112)	(0.183)	(0.112)	(0.331)

Weighted average number of shares used in computation of
diluted net income (loss) per share	8,948,920	9,325,638	8,940,156	9,318,971

A reconciliation of GAAP net income to Non-GAAP net income is as follows (in thousands US$):

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2009	2008	2009
	In thousands US$, except per share data

Net Income (loss) for the period	(1,254)	(1,706)	63	(3,080)
Employees ESOP realted costs	22	1	45	5
Amortization of intangible assets realted to acquisition	(26)	85	285	170
Change In Fair Value of Convertible Debenture	1,035	1,901	(79)	3,409

Non-GAAP Net Income (loss)	(223)	281	314	504